FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Fourth Quarter 2011 Earnings Results and Value Enhancement Initiatives February 16, 2012

Important Disclosure Notes – Forward Looking Statements Certain matters discussed in this presentation, including expectations regarding future performance, contain forward-looking statements. Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements. Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan's business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan's industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan's products; incurred and potential costs associated with Martin Marietta’s unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan's below investment grade debt rating on Vulcan's cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the defintion of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law.

Fourth Quarter 2011 and Full Year Earnings Results 3 Slide 3

Pulling value forward: overview of 2012 priorities and targets . Operating leverage increased further . Builds on ERP investments and restructuring . Driven by strategic focus on higher-value aggregates positions . Process designed to maximize value of these assets . Enhanced cash flow and asset sale proceeds to accelerate strengthening of balance sheet . Stated intent to restore competitive dividend Profit Enhancement Plan $100 million incremental EBITDA run-rate by mid 2013 Planned Asset Sales $500 million in cash raised Capital structure and dividend Reiterating commitment to long-standing practice Slide 4

Profit Enhancement Plan: building off recent actions New ERP Platform Organization restructuring G&A / support functions Transport / logistics Plant operations Strategic sourcing Annual EBITDA Impact vs. 2011 $100 million in additional run-rate savings by mid 2013 –in addition to $55 million overhead reduction since beginning of 2011 2012: $25M 2013: $75M 2014: $100M Profit Enhancement Plan Slide 5

Profit Enhancement Plan: actions underpinning the $100 million target 290 2,120 Selling, Admin. & General Cost of Goods Sold G&A / support functions Strategic sourcing Plant operations Transport / logistics 25 55 20 Additional Opportunity $75M (4% of COGS) $100M Cost Base ($M) Opportunity areas Target (EBITDA, $M) $25M (9% of SAG) Total Target: Slide 6

Planned Asset Sales: reinforcing our strategic focus Broad portfolio of assets under consideration consistent with Vulcan’s strategy and subject to a disciplined selling process . Ready-mix concrete . Cement . Aggregates assets . Real estate . Focus capital on higher return, higher growth aggregates positions . Manage exposure to downstream business . Unlock value of excess land . Commitment to receive fair value . Retention of aggregates sell-through . Consistent with recent actions (e.g., Indiana, New Mexico, Arizona, etc.) Targeted actions Accretive to Vulcan’s returns and long-term growth Multiple ways to generate intended proceeds Slide 7

2012 objectives 2012 Value Commentary +2 to 4% Aggregates Price growth Moderate growth forecast +2 to 3% Aggregates Volume growth Same-store basis. Year-over-year growth in total shipments should approximate +1 to 2% $25M Profit Enhancement Plan Full $100 million run-rate by mid-2013 $500M EBITDA including Profit Enhancement Plan Reflects Profit Enhancement Plan as noted above and excludes impact related to Planned Asset Sales and costs associated with unsolicited exchange offer $270M SAG Includes benefit of 2011 restructuring initiatives and the 2012 Profit Enhancement Plan Slide 8

Question & Answer Session 9

Other Important Disclosure Notes ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of ay vote, consent or approval. In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://ww.vulcanmaterials.com. ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders. Any definitive proxy statement will be mailed to stockholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting. Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively. Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.